FNBB Capital Markets, LLC

Financial Statements

December 31, 2020

FNBB Capital Markets, LLC

Financial Statements

December 31, 2020

Table of Contents

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax - pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FNBB Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FNBB Capital Markets, LLC (the Company) as of December 31, 2020 and 2019, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FNBB Capital Markets, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FNBB Capital Markets, LLC's management. Our responsibility is to express an opinion on FNBB Capital Markets, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FNBB Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. FNBB Capital Markets, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of FNBB Capital Markets, LLC's internal control over financial reporting. Accordingly, we express no such opinion.

Postlethwaite & Netterville

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination for Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

We have served as FNBB Capital Markets, LLC 's auditor since 2008.

Baton Rouge, Louisiana
February 15, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNBB Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 University Park Place, Suite 380
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville
(Name – *if individual, state last, first, middle name*)

8550 United Plaza, Ste 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Boudreaux _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FNBB Capital Markets, LLC _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Chief Compliance Officer
_____
Title



Notary Public
Allen David, Notary Public ID 66765

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
Cash and cash equivalents	$ 1,114,219	$ 1,139,642
Required clearing deposit	16,900	16,888
Commissions receivables	92,554	85,676
Prepaid expenses	48,058	58,897
Other assets	-	7,500
Total Assets	$ 1,271,731	$ 1,308,603

LIABILITIES AND MEMBER'S EQUITY

	2020	2019
LIABILITIES		
Due to (from) affiliates (Note 5)	$ 33,863	$ (5,034)
Commissions payable	1,725	2,249
Accounts Payable	-	205,455
Accrued employee benefits (Note 5)	36,644	18,472
Total Liabilities	$ 72,232	$ 221,142
MEMBER'S EQUITY		
Contributed capital	690,000	690,000
Accumulated income	509,499	397,461
Total Member's Equity	1,199,499	1,087,461
Total Liabilities and Member's Equity	$ 1,271,731	$ 1,308,603

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2020 AND 2019

		2020			2019
REVENUES:					
Interest income	$	2,227		$	4,950
Commissions and fees on:					
Securities		183,691			110,685
Investment advisory		96,472			123,237
Investment company shares		443,028			388,810
Insurance		350,725			171,631
Total revenues	$	1,076,143		$	799,313
EXPENSES:					
Salaries and employee benefits		164,535			213,228
Commissions		486,542			293,670
Other general and administrative expenses		183,166			206,882
Licenses and fees		43,942			50,938
Accounting and auditing fees		32,500			35,369
Consulting fees		15,563			16,207
Total expenses		926,248			816,294
Income (loss) before income taxes		149,895			(16,981)
Income tax expense		37,857			335
Net income (loss)	$	112,038		$	(17,316)

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2019

	Contributed Capital	Accumulated Income	Total
Balance, January 1, 2019	$ 690,000	414,777	$ 1,104,777
Net Income (Loss)		(17,316)	(17,316)
Balance, December 31, 2019	690,000	397,461	1,087,461
Net Income		112,038	112,038
Balance, December 31, 2020	$ 690,000	509,499	$ 1,199,499

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Liabilities subordinated to claims of general creditors at January 1, 2019	$	-
Increases		-
Decreases		-
Liabilities subordinated to claims of general creditors at December 31, 2019		-
Increases		-
Decreases		-
Liabilities subordinated to claims of general creditors at December 31, 2020	$	-

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 112,038	$ (17,316)
Non-cash change in other assets	7,500	30,000
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(6,878)	13,030
Prepaid expenses	10,839	(8,369)
Commissions payable	(524)	(24,279)
Accrued employed benefits	18,172	(17,407)
Accounts Payable	(205,455)	205,455
Due to affiliates	38,897	(13,445)
Net cash (used in) provided by operating activities	(25,411)	167,669
CASH FLOWS FROM INVESTING ACTIVITIES		
Required clearing deposit	(12)	(130)
Net cash used in investing activities	(12)	(130)
NET INCREASE/ (DECREASE) IN CASH	$ (25,423)	$ 167,539
Cash, beginning of year	1,139,642	972,103
Cash, end of year	$ 1,114,219	$ 1,139,642

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

Description of Business

FNBB Capital Markets, LLC (the "Company") is a Financial Industry Regulatory Authority (FINRA) registered broker/dealer under the Securities Exchange Act of 1934. The Company was initially approved to offer retirement products consisting of mutual funds and variable annuities to member banks of its sole member.

Effective July 28, 2005, in order to allow the Company to offer expanded services to member banks of First National Bankers Bank (FNBB) due to restrictions within FNBB's charter, FNBB transferred its interest in the Company to First National Bankers' Bankshares, Inc. (the "Parent" or "FNBB, Inc."), and coincident therewith, the Parent became the sole member of the Company. The Company is a wholly owned subsidiary of the Parent. The Company was approved by FINRA in December 2005 to offer the sale of general securities including but not limited to mutual funds and variable insurance products to individual and corporate customers. In 2017, the Company reinstated its Registered Investment Advisory registration with the state of Alabama to provide advisory services on certain retirement products sold by the Company. In March 2005, the Company executed an agreement with a third–party clearing broker/dealer to introduce customer accounts and accept customer funds and securities. The Company also began executing contracts with registered representatives and brokers for the sale of these products.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days at the time of origination to be cash equivalents.

Required Clearing Deposit

The Company has an interest bearing deposit with its clearing broker pursuant to its clearing agreement, discussed above, that is considered to be a required clearing deposit.

Furniture and Equipment, Net

Furniture and equipment is recorded at cost. Depreciation is recorded on a straight–line basis using an estimated useful life of 3-10 years. All furniture and equipment is fully depreciated at December 31, 2020 and 2019.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies (continued)**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income tax under applicable guidance contained in the Accounting Standards Codification (ASC). Accordingly, the Company also applies this guidance pursuant to the tax sharing agreement described in Note 4. Pursuant to the applicable ASC, an asset liability approach requires the recognition of deferred tax assets and liabilities for the expected tax consequences that have been recognized in the Company's financial statement or tax returns. In estimating future tax consequences, applicable guidance contained in the accounting standards generally considers all expected future events other than enactments of changes in tax law or rates. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets or liabilities are recognized based on the rates expected to apply when these assets or liabilities are expected to be realized or settled. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. In management's judgment, the Company does not have any tax positions that would result in a loss contingency considering the facts, circumstances, and information available at the reporting date.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair Value

Cash and required clearing deposit are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"). This ASU implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of control for promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 further requires that companies disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. (See Note 3 for further information.)

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from brokers consist of commissions and fees earned on the sale of retirement products, insurance and general securities.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement, carrier statements or, if unspecified, are applied to the earliest unpaid amounts.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at December 31, 2020 and 2019, all commissions were considered collectible and no allowance was necessary.

2. **Other Assets**

At December 31, 2020 and 2019, the Company has other assets recorded of $0 and $7,500, respectively, related to payments to certain employees in consideration of their employment with the Company. These amounts are forgivable loans which are interest bearing and are forgiven ratably over a range of five years. Annual amortization expense during each of the years ended December 31, 2020 and 2019 was $7,500 and $30,000.

3. **Revenue from Contracts with Customers**

Revenue Recognition

In adopting ASC 606 on January 1, 2018, the Company elected to use a practical expedient permitted by the standard. The portfolio approach is used to assess collectively contracts with similar characteristics to evaluate risk over the impact of ASC 606. This approach is used for revenues from trade of securities as well as mutual funds, retirement products, and advisory fees. The Company evaluates the effects of ASC 606 on revenue recognition from insurance commissions on a contract basis.

Significant Judgments

Revenue from contracts with customers includes commissions, marketing and distribution fees, and asset management fees. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company employs a clearing broker in order to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

NOTES TO FINANCIAL STATEMENTS

3. **Revenue from Contracts with Customers (continued)**

Distribution Fess (12b-1 fees) from Mutual Funds and Retirement Products

The Company enters into arrangements with managed accounts or other pooled vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are related to performance obligations that in some instances have been satisfied in prior periods.

Insurance Commissions

The Company acts as broker in the sale of life insurance policies to its customers. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active, on a monthly or annual basis. The Company believes that its performance obligation is the sale of new policies and as such is fulfilled on the date of issuance. Any initial up-front (first year) commissions are known fixed amounts and are recognized on the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, the cancellation of a policy prior to a certain period or the determination of a policy asset value at a particular point in time that cannot be determined in advance). In addition, the uncertainty of these variable recurring amounts is dependent on the value of the assets at future points in time and are influenced by market conditions.

Investment Advisory Fees

The Company provides investment advisory services for retirement products on a continuous basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the assets under management at future points in time as well as the length of time the participants remain in the plan, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the plan assets and the participant activities are known, which are usually monthly or quarterly.

NOTES TO FINANCIAL STATEMENTS

3. **Revenue from Contracts with Customers (continued)**

Investment Advisory Fees (continued)

Advisory fees recognized in the current period are related to performance obligations that in some instances have been satisfied in prior periods.

Costs to Obtain or Fulfill a Contract with a Customer

The Company incurs costs to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are not incremental and are therefore expensed during the period of time that the services are provided to the customer.

The Company has recorded as a liability certain estimated costs incurred but not paid associated with providing services where the performance obligation has been met. As of December 31, 2020 and 2019, the amount of the liability for costs incurred but not paid was $36,644 and $18,472. During the years 2020 and 2019, the Company recognized payroll expense of $603,989 and $460,251, respectively, directly related to obtaining revenue from contracts.

Accrual of Revenue from Contracts with Customers

Revenue from contracts is accrued in circumstances where the Company believes the performance obligation has been met. The Company estimates revenue based on historical data and has recorded as an asset estimated revenue earned but not paid. As of December 31, 2020 and 2019, the amount of the asset for revenue earned but not paid was $92,554 and $85,676.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

	2020	2019
Revenue from contracts with customers		
Brokerage commissions	$183,691	$110,685
Distribution fees (12b-1 fees) from mutual funds and retirement products	443,028	388,810
Insurance commissions	350,725	171,631
Investment advisory fees	96,472	123,237
Total Revenue from contracts with customers	$1,073,916	$794,363

NOTES TO FINANCIAL STATEMENTS

4. **Income taxes**

Pursuant to a tax-sharing agreement (the "Agreement") with the Parent, the Company's tax expense is determined on a separate return basis; and therefore, the Company is required to recognize an allocation of income taxes in its separate financial statements in accordance with the Agreement. For the years ended December 31, 2020 and 2019, the income tax expense recorded of $37,857 and $335 respectively, is classified as current in the accompanying statements of income. In accordance with the terms of the Agreement, the Parent made estimated tax payments to the Company for the estimated tax expense during 2020 and 2019 totaling $1,700 and $0 respectively. Accordingly, the difference between the actual recorded income tax expense and the estimated tax payments received is included in amounts due to (from) affiliates in the accompanying statements of financial condition. Amounts due to (from) affiliates relating to income tax totaled $33,863 and ($5,034) as of December 31, 2020 and 2019, respectively.

5. **Related party transactions**

The Company operates in facilities that are owned by the Parent. During 2020 and 2019, the Company was charged with certain operating expenses relating to salaries and benefits, rent, and insurance totaling $750,208 and $620,271, respectively, by the Parent. In addition, certain other operating expenses, including telephone, utilities, and other overhead costs were allocated to the Company by the Company's Parent in 2020 and 2019. The Company has amounts due to the Parent at December 31, 2020 and 2019, of $70,507 and $13,438 respectively, relating to income taxes (see Note 4) and salaries and employee benefits expenses.

6. **Regulatory requirements**

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (SEC Rule 15c3 − 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $50,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2020, the Company had net capital of $1,091,619, which was $1,041,619 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $73,139 at December 31, 2020. The Company's ratio of aggregate indebtedness to net capital ratio was .07 to 1 at December 31, 2020.

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The Financial Industry Regulatory Authority has allowed the Company to use the Parent's fidelity bond in the amount of $100,000.

NOTES TO FINANCIAL STATEMENTS

6. **Regulatory requirements (continued)**

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

7. **Contingencies**

In the normal course of business activities, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

8. **Subsequent Events**

Management has evaluated subsequent events through the date that the financial statements were available to be issued February 15, 2021 and determined no subsequent events that require disclosure have occurred as of this date.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2020

NET CAPITAL

Total member's equity	$	1,199,499
Less nonallowable assets:		
Limited commissions receivable		(59,823)
Prepaid expenses		(48,057)
Other assets		-
NET CAPITAL	$	1,091,619

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required	$	50,000
EXCESS NET CAPITAL	$	1,041,619

AGGREGATE INDEBTEDNESS

Total Liabilities	$	72,232
Less nonallowable liabilities:		
Deferred income taxes payable		907
AGGREGATE INDEBTEDNESS	$	73,139

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.07 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

See report of independent registered public accounting firm on supplemental information.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15C3-3

DECEMBER 31, 2020

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

SCHEDULE III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15C3-3

DECEMBER 31, 2020

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax - pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FNBB Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FNBB Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FNBB Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) FNBB Capital Markets, LLC stated that FNBB Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FNBB Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FNBB Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 15, 2021


FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

EXEMPTION REPORT


FNBB Capital Markets, LLC (the "Company") is a registered broker-dealer subject to SEC Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

3) It has come to the Company's attention that the Company may need to claim an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i). The Company is in the process of researching the matter and will have a resolution in 2021.

FNBB Capital Markets, LLC

I, Laura Boudreaux, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Laura Boudreaux

Title: Chief Compliance Officer and FINOPS

February 15, 2021